UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Li Auto Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

50202M 102**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**   There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 50202M 102 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Stock Market under the symbol “LI.” Each ADS represents two Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50202M 102
1	Name of Reporting Person
Amp Lee Ltd.
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
355,812,080 shares (represented by 355,812,080 Class B ordinary shares, which may be converted into 355,812,080 Class A ordinary shares at any time)(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
355,812,080 shares (represented by 355,812,080 Class B ordinary shares, which may be converted into 355,812,080 Class A ordinary shares at any time)(1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
355,812,080 shares (represented by 355,812,080 Class B ordinary shares, which may be converted into 355,812,080 Class A ordinary shares at any time)(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row 9
19.7%(2)
12	Type of Reporting Person CO

Notes:

(1)           Directly held by Amp Lee Ltd., which is ultimately wholly owned by Limind Trust. See Item 4.

(2)           Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

CUSIP No. 50202M 102
1	Name of Reporting Person
Xiang Li
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
355,812,080 shares (represented by 355,812,080 Class B ordinary shares, which may be converted into 355,812,080 Class A ordinary shares at any time) (1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
355,812,080 shares (represented by 355,812,080 Class B ordinary shares, which may be converted into 355,812,080 Class A ordinary shares at any time)(1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
355,812,080 shares (represented by 355,812,080 Class B ordinary shares, which may be converted into 355,812,080 Class A ordinary shares at any time)(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row 9
19.7%(2)
12	Type of Reporting Person IN

Notes:

(1)           Directly held by Amp Lee Ltd., which is ultimately wholly owned by Limind Trust. See Item 4.

(2)           Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

Item 1(a).	Name of Issuer: Li Auto Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 11 Wenliang Street, Shunyi District, Beijing 101399, People’s Republic of China
Item 2(a).	Name of Person Filing: Amp Lee Ltd. Xiang Li (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:

Amp Lee Ltd.
P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands

Xiang Li

11 Wenliang Street, Shunyi District, Beijing 101399, People’s Republic of China

Item 2(c)	Citizenship: Amp Lee Ltd. – British Virgin Islands Li Xiang – People’s Republic of China
Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, each with par value of US$0.0001 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.

Item 2(e).

CUSIP Number:

50202M 102

There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 50202M 102 has been assigned to the ADSs of the issuer, which are quoted on The Nasdaq Stock Market under the symbol “LI.” Each ADS represents two Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the Reporting Persons is provided as of December 31, 2020:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Amp Lee Ltd.	355,812,080	19.7%	71.0%	355,812,080	0	355,812,080	0
Xiang Li	355,812,080	19.7%	71.0%	355,812,080	0	355,812,080	0

Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the Reporting Persons. The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,809,288,310 issued and outstanding ordinary shares (consisting of 1,453,476,230 Class A ordinary shares and 355,812,080 Class B ordinary shares) of the Issuer as of December 31, 2020 as a single class. In computing the percentage ownership of the Reporting Persons, we have included, where applicable, shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after December 31, 2020.

As of December 31, 2020, 355,812,080 Class B ordinary shares of the Issuer were held by Amp Lee Ltd., a British Virgin Islands company; Amp Lee Ltd. is wholly owned by Cyric Point Enterprises Limited, a British Virgin Islands company; Cyric Point Enterprises Limited is wholly owned by Limind Trust, a trust established for the benefit of Xiang Li and his family. Xiang Li is the settlor and investment manager of Limind Trust, and has the power to direct the disposition and voting of the shares of the Issuer held by Limind Trust. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Xiang Li may be deemed to beneficially own all of the shares held by Amp Lee Ltd.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications.
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 5, 2021

Amp Lee Ltd.

By:	/s/ Xiang Li
Name:	Xiang Li
Title:	Authorized Signatory

Xiang Li

/s/ Xiang Li